UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           EXTENDED STAY AMERICA, INC.
                      ------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                      ------------------------------------
                         (Title of Class of Securities)

                                    30224P101
                               -----------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                     -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 6, 1998
                           -------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 10 Pages

                                                              Page 2 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. 30224P101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  4,200,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   4,200,000
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,200,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [x]

13       Percent of Class Represented By Amount in Row (11)

                                            4.39%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. 30224P101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros      (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  4,200,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                    0
    With
                           10       Shared Dispositive Power
                                            4,200,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,200,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [x]

13       Percent of Class Represented By Amount in Row (11)

                                            4.39%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. 30224P101


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]
3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  100,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  4,200,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   100,000
    With
                           10       Shared Dispositive Power
                                            4,200,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,300,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [_]

13       Percent of Class Represented By Amount in Row (11)

                                    4.49%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. 30224P101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Duquesne Capital Management, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Pennsylvania

                           7        Sole Voting Power
 Number of                                  100,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   100,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            100,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                            [x]

13       Percent of Class Represented By Amount in Row (11)

                                            .10%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 10 Pages


          This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.01 par value (the "Shares"), of Extended Stay America, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on
Schedule 13D dated February 12, 1997, filed by the Reporting Persons (the "Initial Statement"). This Amendment No. 1 is being filed voluntarily by the Reporting Persons to report that, as a result of a recent increase in the number of outstanding Shares of the Issuer, the Reporting Persons may no longer be deemed the beneficial owners of five percent or more of the outstanding Shares of the Issuer notwithstanding the fact that the Reporting Persons have sold no Shares since the date of the last filing. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.   Identity and Background.

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   Soros Fund Management LLC ("SFM LLC");

          ii)  George Soros ("Mr. Soros");

          iii) Stanley F. Druckenmiller ("Mr. Druckenmiller"); and

          iv)  Duquesne Capital Management, L.L.C. ("Duquesne LLC").

          This Statement relates to Shares held for the accounts of Quantum Partners and the Duquesne LLC Clients. Updated information concerning the Managing Directors of SFM LLC is attached hereto as Annex A and incorporated herein by reference. Updated information concerning the executive officers of Duquesne LLC is attached hereto as Annex B and incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

          (a) (i) Each of SFM LLC and Mr. Soros may be deemed the beneficial owner of the 4,200,000 Shares held for the account of Quantum Partners (approximately 4.39% of the total number of Shares outstanding).

               (ii) Mr. Druckenmiller may be deemed the beneficial owner of 4,300,000 Shares (approximately 4.49% of the total number of Shares outstanding). This number consists of (A) 4,200,000 Shares held for the account of Quantum Partners and (B) 100,000 Shares held for the accounts of the Duquesne LLC Clients.

               (iii) Duquesne LLC may be deemed the beneficial owner of the 100,000 Shares held for the accounts of Duquesne LLC Clients (approximately .10% of the total number of Shares outstanding).

          (b) (i) Pursuant to the terms of the contract between Quantum Fund and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 4,200,000 Sharers held for the account of Quantum Partners.

               (ii) Pursuant to the terms of the contract between Quantum Fund and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 4,200,000 Shares held directly for the account of Quantum Partners.

                                                              Page 7 of 10 Pages

               (iii) Pursuant to contracts with the Duquesne LLC Clients, and as a result of the position held by Mr. Druckenmiller with Duquesne LLC, each of Duquesne LLC and Mr. Druckenmiller may be deemed to have the sole power to direct the voting and disposition of the 100,000 Shares held for the accounts of the Duquesne LLC Clients.

          (c) There have been no transactions with respect to the Shares since February 12, 1997 (the date of the last filing) by any of the Reporting Persons, Quantum Partners or the Duquesne LLC Clients.

          (d) (i) The shareholders of Quantum Partners, including Quantum Fund, N.V., a Netherlands company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

               (ii) The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for their accounts.

          (e) Each of the Reporting Persons is no longer the beneficial owner of more than 5% of the outstanding Shares because of an increase in the number of outstanding Shares, notwithstanding the fact that the Reporting Persons have not sold any Shares since the date of the last filing.

                                                              Page 8 of 10 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 6, 1998
                                        SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        DUQUESNE CAPITAL MANAGEMENT, L.L.C.

                                        By:  /S/ GERALD KERNER
                                             ----------------------------------
                                             Gerald Kerner
                                             Managing Director

                                                              Page 9 of 10 Pages

                                     ANNEX A


          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                                   Scott K. H. Bessent
                                   Walter Burlock
                                   Brian J. Corvese
                                   Jeffrey L. Feinberg
                                   Arminio Fraga
                                   Gary Gladstein
                                   Ron Hiram
                                   Robert K. Jermain
                                   David N. Kowitz
                                   Alexander C. McAree
                                   Paul McNulty
                                   Gabriel S. Nechamkin
                                   Steven Okin
                                   Dale Precoda
                                   Lief D. Rosenblatt
                                   Mark D. Sonnino
                                   Filiberto H. Verticelli
                                   Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a)  None of the above persons hold any Shares.

          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 10 of 10 Pages

                                     ANNEX B

          The following is a list of all of the persons who serve as executive officers of Duquesne LLC (other than Stanley F. Druckenmiller):


                          Michael A. Shay ("Mr. Shay")

                        Joseph W. Haleski ("Mr. Haleski")

                         Mark J. Willson ("Mr. Willson")

                          Gerald Kerner ("Mr. Kerner")

          Mr. Shay is a United States citizen whose principal occupation is serving as a Managing Director of Duquesne LLC. Mr. Shay's business address is Duquesne Capital Management, L.L.C., 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241.

          Mr. Haleski is a United States citizen whose principal occupation is serving as Chief Operating Officer of Duquesne LLC. Mr. Haleski's business address is Duquesne Capital Management, L.L.C., 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241.

          Mr. Willson is a United States citizen whose principal occupation is serving as Vice President- Information Technology of Duquesne LLC. Mr. Willson's business address is Duquesne Capital Management, L.L.C., 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241.

          Mr. Kerner is a United States citizen whose principal occupation is serving as a Managing Director of Duquesne LLC. Mr. Kerner's business address is Duquesne Capital Management, L.L.C., 888 Seventh Avenue, 32nd Floor, New York, New York 10106.

          To the best of the Reporting Persons' knowledge:

         (a)      None of the above persons hold any Shares.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.